Astris Securities, LLC

(A Wholly-Owned Subsidiary of Astris Finance, LLC)

Financial Statements (with supplementary information) and Report of Independent Registered Public Accounting Firm

December 31, 2021

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

OMB APPROVAL
OMB Number: 3235-0123
Expires: Oct. 31, 2023
Estimated average burden hours per response: 12

SEC FILE NUMBER
8-70306

ANNUAL REPORTS
FORM X-17A-5
PART III

FACING PAGE
Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING ___01/01/2021___ AND ENDING ___12/31/2021___
                                          MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: Astris Securities, LLC

TYPE OF REGISTRANT (check all applicable boxes):

☒ Broker-dealer   ☐ Security-based swap dealer   ☐ Major security-based swap participant
   ☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

1627 Eye Street NW, Suite 1210

(No. and Street)

Washington	DC	22206
(City)	(State)	(Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

Jean-Marie Boudet	(202) 459-9217	jean-marie.boudet@astrissecurities.com
(Name)	(Area Code – Telephone Number)	(Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

CohnReznick LLP

(Name – if individual, state last, first, and middle name)

7501 Wisconsin Avenue, Suite 400E	Bethesda	MD	20814-6583
(Address)	(City)	(State)	(Zip Code)

10/14/2003	596
(Date of Registration with PCAOB)(if applicable)	(PCAOB Registration Number, if applicable)

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, _____Tobey S. Collins_____, swear (or affirm) that, to the best of my knowledge and belief, the

financial report pertaining to the firm of _____Astris Securities, LLC_____, as of

____February_____23_____, 2 022__, is true and correct. I further swear (or affirm) that neither the company nor any

partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely

as that of a customer.

District of Columbia

Signed and sworn to (or affirmed) before me   Signature:

on _02/23/2022_by ___Tobey S. Collins_____

_Diane R. Weber_____   Title: Chief Executive Officer

Notary Public

My Commission Expires: _01-14-2025_

This filing** contains (check all applicable boxes):

- ☒ (a) Statement of financial condition.
- ☐ (b) Notes to consolidated statement of financial condition.
- ☒ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ☒ (d) Statement of cash flows.
- ☒ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- ☐ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ☒ (g) Notes to consolidated financial statements.
- ☒ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ☒ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ☒ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ☒ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ☒ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☒ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ☒ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☒ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- ☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ☐ (z) Other: _____

**To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.*

Astris Securities, LLC

(A Wholly-Owned Subsidiary of Astris Finance, LLC)

Index

Facing page

Report of Independent Registered Public Accounting Firm

To the Member and Management
Astris Securities, LLC

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of Astris Securities, LLC as of December 31, 2021, and the related statements of operations, changes in member's equity, and cash flows for the year then ended, and the related notes (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of Astris Securities, LLC as of December 31, 2021 and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the entity's management. Our responsibility is to express an opinion on these financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to Astris Securities, LLC in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Supplemental Information

The supplemental information in Schedules I, II, and III has been subjected to audit procedures performed in conjunction with the audit of Astris Securities, LLC's financial statements. The supplemental information is the responsibility of Astris Securities, LLC's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information.

In forming our opinion on the supplemental information we evaluated whether the supplemental information including its form and content, is presented in conformity with C.F.R. §240.17a-5. In our opinion, the supplemental information is fairly stated, in all material respects, in relation to the financial statements as a whole.

CohnReznick LLP

We have served as Astris Securities, LLC's auditor since 2019.

Bethesda, Maryland
February 23, 2022

Astris Securities, LLC

(A Wholly-Owned Subsidiary of Astris Finance, LLC)

Statement of Financial Condition

December 31, 2021

<u>Assets</u>

Cash	$	149,304
Prepaid expenses		5,301
TOTAL ASSETS	$	154,605

<u>Liabilities and Member's Equity</u>

Liabilities		
Due to affiliates	$	106,841
Accrued expenses		15,000
TOTAL LIABILITIES		121,841
Member's Equity		
Capital contributions		397,344
Accumulated deficit		(364,580)
TOTAL MEMBER'S EQUITY		32,764
TOTAL LIABILITIES and MEMBER'S EQUITY	$	154,605

See Notes to Financial Statements

Astris Securities, LLC

(A Wholly-Owned Subsidiary of Astris Finance, LLC)

Statement of Operations

Year Ended December 31, 2021

Revenues	$	-
Expenses:		
Occupancy expenses	$	58,841
Regulatory expenses		6,957
General and administrative expenses		4,408
Professional fees		17,500
IT expenses		2,800
Employee expenses		45,000
Net Loss	$	(135,506)

See Notes to Financial Statements

Astris Securities, LLC

(A Wholly-Owned Subsidiary of Astris Finance, LLC)

Statement of Changes in Member's Equity

Year Ended December 31, 2021

Balance, December 31, 2020	$	68,270
Capital contributions	$	100,000
Net loss	$	(135,506)
Balance, December 31, 2021	$	32,764

See Notes to Financial Statements

Astris Securities, LLC

(A Wholly-Owned Subsidiary of Astris Finance, LLC)

Statement of Cash Flows

Year Ended December 31, 2021

Cash Flows from Operating Activities		
Net loss	$	(135,506)
Adjustments to reconcile net loss to net cash used in operating activities:		
Changes in operating assets and liabilities		
Decrease in prepaid expenses		1,091
Increase in due to affiliates		106,841
Net cash used in operating activities		(27,574)
Cash flows from financing activities		
Capital contributions		100,000
Net cash provided by financing activities		100,000
Net increase in cash		72,426
Cash, beginning of year		76,878
Cash, end of year	$	149,304

Astris Securities, LLC

(A Wholly-Owned Subsidiary of Astris Finance, LLC)

Notes to Financial Statements

December 31, 2021

Note 1 - Organization and Summary of Significant Accounting Policies

Organization

Astris Securities, LLC (the "Company"), a Delaware LLC, wholly-owned by Astris Finance, LLC ("AF" or "Parent"), was organized on January 22, 2019 principally to facilitate the distribution of securities of partnerships offered by AF and its affiliates. The Company is registered with the Securities and Exchange Commission ("SEC") as a private placement broker/dealer in securities and was approved as a member of the Financial Industry Regulatory Authority ("FINRA") on October 3, 2019. The Company files an Exemption Report pursuant to the provisions of footnote 74 of SEC Release 34-70073 as it does not hold customer funds or securities or carry accounts for customers and its business is limited to private placements. As a result, the Company is not obligated to maintain certain reserve requirements and possession and control requirements under Rule 15c3-3 of the SEC. The Company's planned principal operations are to act as a private placements agent. The Company is continuing to implement marketing efforts to accomplish such activities. The Parent has committed to provide the necessary financial support for the Company until such activities commence to generate sufficient operating cash flows.

Basis of accounting

The accompanying financial statements have been prepared on the accrual basis of accounting in accordance with generally accepted accounting principles in the United States of America.

Use of estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

Income taxes

Under the asset and liability method of ASC 740, "Income Taxes", deferred tax assets and liabilities are recognized for the future tax consequences attributable to temporary differences between the financial statement carrying amounts of existing assets and liabilities and their respective bases.

As the Company is a wholly-owned subsidiary of AF, which is wholly-owned by Astris Infrastructure, LLC, the Company is included in the consolidated tax return of Astris Infrastructure, LLC. Both Astris Securities, LLC and AF have elected to be treated as pass-through entities for U.S. income tax purposes and, as such, are not subject to U.S. income taxes. Rather, all items of taxable income, deductions and tax credits are passed through to and are reported by its owners on their respective income tax returns. Astris Securities, LLC's

federal tax status as a pass-through entity is based on its legal status as a limited liability company. Accordingly, the Company is not required to take any tax positions in order to qualify as a pass-through entity. Astris Finance, LLC is required to file and does file tax returns with the Internal Revenue Service ("IRS") and other taxing authorities.

The Company's federal tax returns, which are filed as part of the consolidated Astris Infrastructure, LLC returns, remain subject to examination by the IRS for a period of three years. While no income tax returns are currently being examined by the IRS, tax years since 2018 remain open.

Note 2 - Related Party Transactions

Astris Securities, LLC has an expense sharing agreement with the Parent as well as with Astris Finance France for compensation and benefits, administrative services, office space and equipment. Under the arrangement, the Parent and Astris Finance France incur the services/costs which are then invoiced to the Company and are paid on an annual basis. The Company incurred $106,841 in such services/costs and has reflected these amounts in the accompanying statement of operations. As of December 31, 2021, $106,841 was outstanding and due to the Parent and Astris Finance France. The expense sharing agreement provides for certain costs to be paid directly by the Company, including but not limited to, FINRA assessments, registration and renewal costs, audit fees, and Fidelity Bond premiums.

Astris Securities, LLC has also entered, as of October 1, 2021, into an additional expense sharing agreement with the Parent for compensation and benefits related to some financial advisory services that the Company subcontracts to the Parent. During the year ended December 31, 2021, there have been no expenses incurred related to this agreement.

Note 3 - Net Capital Requirements

The Company is subject to the SEC's Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2021, the Company had net capital of $27,463, which was $19,340 in excess of the required net capital of $8,123. The Company's aggregate indebtedness to net capital ratio was 4.44 to 1 at December 31, 2021.

Note 4 - Risk and Uncertainties

COVID-19
In early 2020, an outbreak of a novel strain of coronavirus ("COVID-19") emerged globally. As a result, events have occurred including mandates from federal, state and local authorities leading to an overall decline in economic activity which could result in material adverse effects to the Company's financial position, results of operations and cash flows. As of December 31, 2021, the global pandemic is still ongoing. Management continues to monitor the results of operations to evaluate the economic impact of the pandemic on the Company.

Registration Risk

The Company must register with state departments which govern compliance with securities laws in states where it does business. Various regulatory requirements exist in each state with which the Company must comply. Because of the various compliance laws, there is a risk that one or more regulatory authorities could determine that the Company has not complied with securities laws necessary for it to conduct business in a given state. Regulatory actions, if ever taken, could have a material adverse effect on the Company's financial condition and operating results. The Company is currently registered in DC, NY, MA and CA and the Compliance Officer monitors the regulatory requirements in those four States on a regular basis.

Concentration of Credit Risk

Cash is maintained at Citibank N.A., which, at times, may exceed Federally insured amounts. The Company has not experienced any losses to date related to these balances.

Note 5 - Subsequent Events

Events that occur after the statement of financial condition date but before the financial statements were available to be issued must be evaluated for recognition or disclosure. The effects of subsequent events that provide evidence about conditions that existed at the statement of financial condition date are recognized in the accompanying financial statements. Subsequent events which provide evidence about conditions that existed after statement of financial condition date require disclosure in the accompanying notes. Management evaluated the activity of the Company through February 23, 2022 and concluded that no subsequent events have occurred that would require recognition in the financial statements or disclosure in the notes to the financial statements.

Supplementary Information

Astris Securities, LLC

(A Wholly-Owned Subsidiary of Astris Finance, LLC)

Schedule I – Computation of Net Capital Under Rule 15c3-1 of the Securities Exchange Commission

December 31, 2021

COMPUTATION OF NET CAPITAL

Line

1. Total ownership equity from Statement of Financial Condition	$	32,764
5. Total capital and allowable subordinated liabilities	$	32,764
6. Deductions and/or charges: Total non-allowable assets from Statement of Financial Condition (Notes B and C)	$	5,301
10. Net Capital	$	27,463
11. Minimum net capital required (6-2/3% of line 19)	$	8,123
12. Minimum dollar net capital requirement of reporting broker or dealer and minimum net capital requirement of subsidiaries computed in accordance with Note (A)	$	5,000
13. Net capital requirement (greater of line 11 or 12)	$	8,123
14. Excess net capital (line 10 less 13)	$	19,340
15. Net capital less greater of 10% of line 19 or 120% of line 12	$	15,279

COMPUTATION OF AGGREGATE INDEBTEDNESS

19. Total aggregate indebtedness	$	121,841
20. Percentage of aggregate indebtedness to net capital (line 19 divided by line 10)		443.66%

There are no differences between this computation and that filed by us on AMENDED SEC Form X-17A-5 (FOCUS filing) as of December 31, 2021.
See Report of Independent Registered Public Accounting Firm.

Astris Securities, LLC

(A Wholly-Owned Subsidiary of Astris Finance, LLC)

Schedule II - Computation for Determination of Reserve Requirements Under Rule 15c-3-3 of the Securities and Exchange Commission

December 31, 2021

The Company does not claim an exemption from SEC Rule 15c3-3, in reliance on footnote 74 to SEC Release 34-70073, and as discussed in Q&A 8 of the related FAQ issued by SEC staff. The Company does not (1) directly or indirectly receive, hold, or otherwise owe funds or securities for or to customers, (2) does not carry accounts of or for customers and (3) does not carry PAB accounts.

Astris Securities, LLC

(A Wholly-Owned Subsidiary of Astris Finance, LLC)

Schedule III - Information Relating to Possession or Control Requirements Under Rule 15c3-3 of the Securities and Exchange Commission

December 31, 2021

The Company does not claim an exemption from SEC Rule 15c3-3, in reliance on footnote 74 to SEC Release 34-70073, and as discussed in Q&A 8 of the related FAQ issued by SEC staff. The Company does not (1) directly or indirectly receive, hold, or otherwise owe funds or securities for or to customers, (2) does not carry accounts of or for customers and (3) does not carry PAB accounts.